Exhibit 99.1

WEIBO CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 22, 2018

On Thursday, November 22, 2018, Weibo Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. The meeting will begin at 2:00 p.m. (Hong Kong time).

Only shareholders registered in the Company’s register of members at the close of business on October 22, 2018 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

“RESOLVED,

•                  THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until her retirement pursuant to the Company’s memorandum and articles of association; and

•                  THAT Mr. Frank Kui Tang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Ms. Hong Du and Mr. Frank Kui Tang is set out in Appendix I hereto.

Shareholders registered in the Company’s register of members at the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, JPMORGAN CHASE BANK, N.A.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.weibo.com, or by contacting Investor Relations Department, Weibo Corporation, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing 100193, People’s Republic of China, telephone +86 10 5898-3017.

By Order of the Board of Directors,

/s/ Charles Chao
Charles Chao
Chairman of the Board of Directors
Beijing, China

October 18, 2018

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in management information systems from San Francisco State University.

Frank Kui Tang has served as our independent director since April 2014. Mr. Tang is the Chairman and Chief Executive Officer of FountainVest Partners, a leading private equity firm dedicated to investments China. Prior to founding FountainVest Partners, from 2005 to 2007, Mr. Tang headed the China investments for Temasek Holdings as its senior managing director. From 1994 to 2005, Mr. Tang served various positions at Goldman Sachs, including Executive Director in Principal Investment Area and Managing Director and Head of Telecom, Media and Technology investment banking in Asia ex-Japan. Mr. Tang holds an M.B.A. degree from Columbia Business School and is a member of its Board of Overseers. He is also a board governor of the China Venture Capital and Private Equity Association and a director of Accenture, a NYSE-listed company providing business services.